The Registrant issued two new classes of securities on May
30, 2008.  Here are the attributes of the new classes:

1. Class I shares for the Pegasus, Pegasus Mid Cap, Pegasus
Small Cap, Pegasus Small Cap Growth, Focus, and Small Cap
Financial Funds.

Class I shares of a Fund shall be offered at the then-current net asset value. Class I shares are not subject to any service or distribution fees. Class I shares shall be distinguished from Investor Class shares and from Class R shares by the relative rates of fees under the service and distribution plans applicable to each class. Class I shares are only available for purchase by institutional investors such as corporations, foundations, any organization authorized to act in a fiduciary, advisory, custodial or agency capacity and Fund Trustees, employees, and other employee relatives of the Trust, Adviser or affiliates of the Adviser. You may buy shares of the Funds on any Business Day. The minimum initial investment is $1,000,000. There is no minimum requirement for subsequent investments.

2. Class R shares for the Pegasus Small Cap Growth, Focus,
Small Cap Financial, and Gas Utility Index Funds.

Class R shares of a Fund shall be offered at the then-current net asset value. Class R shares shall be subject to a Service and Distribution Plan of up to a maximum of 0.50% of average daily net assets of a Fund attributable to Class R shares. Class R shares shall be distinguished from Class I shares and from Investor Class shares by the relative rates of fees under the service and distribution plans applicable to each class. Class R shares are only available for purchase through certain broker-dealers and third-party intermediaries to 401(k) plans, 457 plans, employee sponsored
403(b) plans, defined benefit pension plans, profit sharing plans, nonqualified deferred compensation plans and other similar employee sponsored retirement plans (collectively ?retirement plans?) whereby the retirement plan or retirement plan?s financial services firm has an agreement with the Funds or the Distributor to utilize Class R shares in certain investment products or programs.
You may buy shares of the Funds on any Business Day. There is no minimum requirement for initial or subsequent investments.